July 17, 2024

Michael Miller
Chief Legal Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd
Basking Ridge, NJ 07920

       Re: Barnes & Noble Education, Inc.
           Registration Statement on Form S-3
           Filed July 12, 2024
           File No. 333-280775
Dear Michael Miller:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jim Masetti